Exhibit 99.(a)(1)(G)

NOTICE OF CHANGE IN ELECTION FROM REJECT TO ACCEPT

If you previously elected to reject Conor Medsystems, Inc.’s (“Conor”) offer to amend certain eligible stock options (the “Offer”), and you would like to change your election and accept the Offer, you must sign this Notice and a new Election Form and hand-deliver or send both to Ruchita Singhal at Conor by email to ruchita.singhal@conormed.com or via facsimile at (650) 614-4141 before 6:00 p.m., Pacific Time, on December 29, 2006, unless the Offer is extended. If you have questions regarding the process for returning this Notice, please send an email to Ruchita Singhal at ruchita.singhal@conormed.com.

To Conor:

I previously received a copy of the Offer to Amend documents (dated December 1, 2006), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form(s), in which I elected to reject the Offer to amend my Eligible Option(s) (as defined in my Election Form). I now wish to change that election and accept the Offer by Conor to amend my Eligible Option(s). I understand that by signing this Notice and a new Election Form and delivering both forms pursuant to the instructions above, I will be able to withdraw my rejection of the Offer and accept the Offer instead. I have read and understand all of the terms and conditions of the Offer.

I understand that in order to accept the Offer, I must sign and deliver this Notice and a new Election Form to Ruchita Singhal at Conor by hand-delivery, email to ruchita.singhal@conormed.com or via facsimile at (650) 614-4141 before 6:00 p.m., Pacific Time, on December 29, 2006, or if Conor extends the deadline to amend the Eligible Options, before the extended expiration of the Offer.

I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

I accept the Offer to amend my Eligible Option(s) as indicated in the Election Form completed as of the date hereof and attached hereto.

Optionee Signature	Date

Name (Please print)	Employee ID/Social Security #

Email Address